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                              September 18, 2023

       Tim Chen
       Chief Financial Officer
       VNET Group, Inc.
       Guanjie Building Southeast 1st Floor, 10# Jiuxianqiao East Road Chaoyang District
       Beijing, 100016
       The People   s Republic of China

                                                        Re: VNET Group, Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-35126

       Dear Tim Chen:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 156

   1. We note your statement that you reviewed your register of members and public filings made by beneficial
owners of your securities in connection with your required submission under paragraph (a).
Please supplementally describe any additional materials that were reviewed and tell us
whether you relied upon any legal opinions or third party
                                                        certifications such as
affidavits as the basis for your submission. In your response, please provide a similarly
detailed discussion of the materials reviewed and legal opinions or third party
certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and
(3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
that none of the members of your board or the boards of your consolidated foreign
operating entities are officials of the Chinese Communist Party. For
 Tim Chen
VNET Group, Inc.
September 18, 2023
Page 2
      instance, please tell us how the board members    current or prior
memberships on, or
      affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3.    We note that your disclosures pursuant to Item 16I(b) use terms such as
 us,       our,    or
         our company.    It is unclear from the context of these disclosures
whether these terms are
      meant to encompass you and all of your consolidated foreign operating entities or whether in some instances these terms refer solely to VNET Group, Inc. Please note that Item
      16I(b) requires that you provide each disclosure for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. To clarify this matter, please provide the information required by each subsection of Item
      16I(b) for you and all of your consolidated foreign operating entities in your supplemental response.
4. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. With respect to (b)(2), please supplementally clarify the jurisdictions in which your material consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, please provide this information in your supplemental response. We note that your list of significant subsidiaries and principal consolidated affiliated entities includes a subsidiary in Singapore.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Austin Pattan at (202) 551-6756 or Jennifer Gowetski at
(202) 551-
3401 with any questions.



                                                             Sincerely,
FirstName LastNameTim Chen
                                                             Division of
Corporation Finance
Comapany NameVNET Group, Inc.
                                                             Disclosure Review
Program
September 18, 2023 Page 2
cc:       Will Cai
FirstName LastName